May 30, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K, Furnished April 25, 2024
File No. 001-40931

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2024, with respect to Form 10-K for the Fiscal Year Ended December 31, 2023 (“Form 10-K”) and Form 8-K Furnished April 25, 2024 (“Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K or Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

1.	We continue to evaluate your response to prior comments 2 through 4 from our April 23, 2024 letter.

RESPONSE:  We acknowledge the Staff’s continued evaluation.

Form 8-K, Furnished April 25, 2024
Exhibit 99.1
Use and Reconciliation of Non-GAAP Financial Measures, page 3

2.
We acknowledge your response to prior comment 5 of our February 21, 2024 letter, and we note your revised presentation of non-GAAP Adjusted EBITDA in your 8-K furnished April 25, 2024. Please tell us your consideration of revising the presentation of your non-GAAP Adjusted EBITDA for periods prior to the adoption of ASU 2023-08.

RESPONSE:  As stated previously in our response to prior comment 5 of the Staff’s letter dated February 21, 2024, it is the Company’s view that the new FASB guidance issued as part of ASU 2023-08, Intangibles – Goodwill and Other - Crypto Assets (Subtopic 350-60), enhances the usefulness of our financial statements for stakeholders. We believe that ASU 2023-08 more accurately reflects the timing, frequency and magnitude of realized or unrealized gains and losses in a given period and closely matches the economic reality of the business.

Because of this critical shift in accounting toward fair value measurement and away from the cost-less impairment model, we believe it was appropriate – starting in the first quarter of 2024 with our adoption of ASU 2023-08 – to no longer exclude realized (and unrealized) gains (and losses) on the sale of digital currencies from non-GAAP Adjusted EBITDA. The Company believes that excluding impairments on digital currencies and realized gains (and losses) on the sale of digital currencies from non-GAAP Adjusted EBITDA remains appropriate for periods prior to our adoption of ASU 2023-08 given the facts and circumstances outlined in our previous response to prior comment 5, and because excluding those amounts results in a non-GAAP Adjusted EBITDA that better reflects the economic reality of the business. Before ASU 2023-08, the determination of cost basis was distorted because ASC 350-30 required a company to use the lowest price of Bitcoin during the reporting period to impair the digital currency asset (until sold). This guidance resulted in overstated impairments on digital currencies and realized gains on the sale of digital currencies, the latter of which was determined based on the depressed carrying values of digital currency assets under the cost-less impairment accounting model. Therefore, among other reasons outlined in our previous response to prior comment 5, the Company historically excluded both impairments on digital currencies and realized gains on the sale of digital currencies to arrive at a non-GAAP Adjusted EBITDA that was more representative of economic reality.

The Company also notes that ASU 2023-08 should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. In other words, ASU 2023-08 does not require the revision of any prior period GAAP financial statements. Therefore, we did not consider revising non-GAAP Adjusted EBITDA for the first quarter of 2023 (or any other prior periods) to be consistent with the aforementioned GAAP guidance because it does not require (or explicitly permit) a full retrospective approach.

Notwithstanding the fact that the applicable accounting standard does not require the revision of any prior period GAAP financial statements, the Company also considered whether it would be appropriate, for comparative purposes, to disclose revised non-GAAP Adjusted EBITDA for the corresponding quarterly periods in 2023 (prior to our adoption of ASU 2023-08) using the new 2024 methodology. The Company determined that such revised disclosures would not be meaningful because the revisions would not be material. Accordingly, the Company does not intend to present such revised non-GAAP Adjusted EBITDA for any of the corresponding quarterly periods in 2023; however, the Company will expand its footnote disclosures in future Form 8-Ks to note that ASU 2023-08, if applied during prior periods, would not have led to material revisions to non-GAAP Adjusted EBITDA.

Please find the below tables to illustrate this point:

		Twelve Months Ended
Full Year 2023		As Reported		Adjusted for ASU 2023-08	% Change	Better / Worse
	(in thousands)	December 31, 2023	Adjustments	December 31, 2023
	Net Income (Loss)—GAAP	$(101,825)	$235	$(101,590)
	Plus:
	Interest expense	9,846	-	9,846
	Depreciation and amortization	35,415	-	35,415
	Loss on debt extinguishment	28,961	-	28,961
	Impairments on equipment deposits	5,422	-	5,422
	Impairments on digital currencies	910	(910)	-
	Non-recurring expenses	2,025	-	2,025
	Stock-based compensation	9,239	-	9,239
	Loss on disposal of fixed assets	3,818	-	3,818
	Realized gain on sale of miner assets	(52)	-	(52)
	Realized gain on sale of digital currencies	(968)	968	-
	Changes in fair value of warrant liabilities	647	-	647
	Accretion of asset retirement obligation	52	-	52
	Adjusted EBITDA—Non-GAAP	$(6,510)	$292	$(6,216)	-4.5%	Better

		Three Months Ended
1Q23		As Reported		Adjusted for ASU 2023-08	% Change	Better / Worse
	(in thousands)	March 31, 2023	Adjustments	March 31, 2023
	Net Income (Loss)—GAAP	$(46,661)	$(36)	$(46,697)
	Plus:
	Interest expense	2,384		2,384
	Depreciation and amortization	7,723		7,723
	Loss on debt extinguishment	28,961		28,961
	Impairments on equipment deposits	-		-
	Impairments on digital currencies	71	(71)	-
	Non-recurring expenses	682		682
	Stock-based compensation	2,449		2,449
	Loss on disposal of fixed assets	91		91
	Realized gain on sale of miner assets	-		-
	Realized gain on sale of digital currencies	(327)	327	-
	Changes in fair value of warrant liabilities	715		715
	Accretion of asset retirement obligation	13		13
	Adjusted EBITDA—Non-GAAP	$(3,898)	$219	$(3,678)	-5.6%	Better

		Three Months Ended
2Q23		As Reported		Adjusted for ASU 2023-08	% Change	Better / Worse
	(in thousands)	June 30, 2023	Adjustments	June 30, 2023
	Net Income (Loss)—GAAP	$(11,692)	$(22)	$(11,714)
	Plus:
	Interest expense	2,603		2,603
	Depreciation and amortization	8,635		8,635
	Loss on debt extinguishment	-		-
	Impairments on equipment deposits	-		-
	Impairments on digital currencies	254	(254)	-
	Non-recurring expenses	(46)		(46)
	Stock-based compensation	4,367		4,367
	Loss on disposal of fixed assets	17		17
	Realized gain on sale of miner assets	-		-
	Realized gain on sale of digital currencies	(267)	267	-
	Changes in fair value of warrant liabilities	(6,476)		(6,476)
	Accretion of asset retirement obligation	13		13
	Adjusted EBITDA—Non-GAAP	$(2,591)	$(9)	$(2,600)	0.3%	Worse

		Three Months Ended
3Q23		As Reported		Adjusted for ASU 2023-08	% Change	Better / Worse
	(in thousands)	September 30, 2023	Adjustments	September 30, 2023
	Net Income (Loss)—GAAP	$(22,312)	$180	$(22,132)
	Plus:
	Interest expense	2,441		2,441
	Depreciation and amortization	9,667		9,667
	Loss on debt extinguishment	-		-
	Impairments on equipment deposits	5,422		5,422
	Impairments on digital currencies	357	(357)	-
	Non-recurring expenses	1,216		1,216
	Stock-based compensation	788		788
	Loss on disposal of fixed assets	-		-
	Realized gain on sale of miner assets	-		-
	Realized gain on sale of digital currencies	(132)	132	-
	Changes in fair value of warrant liabilities	181		181
	Accretion of asset retirement obligation	13		13
	Adjusted EBITDA—Non-GAAP	$(2,357)	$(45)	$(2,404)	1.9%	Worse

		Three Months Ended
4Q23		As Reported		Adjusted for ASU 2023-08	% Change	Better / Worse
	(in thousands)	December 31, 2023	Adjustments	December 31, 2023
	Net Income (Loss)—GAAP	$(21,161)	$113	$(21,048)
	Plus:
	Interest expense	2,418		2,418
	Depreciation and amortization	9,390		9,390
	Loss on debt extinguishment	-		-
	Impairments on equipment deposits	-		-
	Impairments on digital currencies	227	(227)	-
	Non-recurring expenses	172		172
	Stock-based compensation	1,635		1,635
	Loss on disposal of fixed assets	3,710		3,710
	Realized gain on sale of miner assets	(52)		(52)
	Realized gain on sale of digital currencies	(243)	243	-
	Changes in fair value of warrant liabilities	6,227		6,227
	Accretion of asset retirement obligation	13		13
	Adjusted EBITDA—Non-GAAP	$2,336	$129	$2,465	5.5%	Better

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer